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JEREMY J. CLEMENS jeremy.clemens@dechert.com +1 617 728 7103 Direct +1 617 275 8371 Fax

April 4, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”)

SEC File Numbers 333-35883 and 811-08361

Dear Mr. Williamson:

This letter responds to comments you provided to Christopher Dailey of Dechert LLP and me during a telephonic discussion on March 20, 2018 with respect to your review of Post-Effective Amendment No. 64 (“PEA No. 64”) to the Registrant’s registration statement filed with the Securities and Exchange Commission (“SEC”) on February 2, 2018. PEA No. 64 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of (i) changing the name of the Goldman Sachs International Equity Insights Fund (formerly the Goldman Sachs Strategic International Equity Fund) (the “Fund”) and (ii) changing the Fund’s principal investment strategy and risks, which could be construed as material. We have reproduced your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as given in the registration statement.

1.	Comment: In the “Principal Strategy” section, please clarify what the Fund means by the statement that the “Fund seeks to maximize its expected return, while maintaining risk, style and capitalization characteristics similar to the MSCI EAFE Standard Index.” In this respect, please describe what it means to maximize expected return (i.e., what is the expected return measured relative to) and how the Fund maximizes its expected return while maintaining characteristics similar to the benchmark.

Response: The Registrant notes that the Fund intends to invest in stocks with characteristics similar to the MSCI EAFE Standard Index (the “Index”) but does not intend to passively track the Index. Instead, the Fund will actively select stocks using fundamental research and a variety of quantitative techniques based on the investment themes of Fundamental Mispricings, High Quality Business Models, Sentiment Analysis and Market Themes & Trends. The Fund then overweights or underweights certain stock

April 4, 2018 Page 2

selections relative to the Index based on positive or negative characteristics identified using the proprietary quantitative models. The Fund has revised its disclosure in the “Principal Strategy” section as follows: “The Fund seeks to maximize its expected return relative to its benchmark index, while maintaining risk, style and capitalization characteristics similar to the MSCI EAFE Standard Index.”

2.	Comment: Please disclose any material country, sector or currency exposures the Fund typically expects to have.

Response: The Fund’s principal investment strategies do not seek to provide material exposures to any particular country, sector or currency. The Fund’s investments in a given country, sector or currency will generally depend on the exposures of the Index with any deviations from the Index resulting from active stock selection driven by the quantitative investment themes, as discussed in the prior response. The Index is designed to measure the large- and mid-capitalization equity market performance of 21 developed markets. Because the Index’s exposures in any given country, sector or currency may differ from time to time, as well as the Fund’s deviations from the Index resulting from active stock selection, the Registrant believes that disclosure regarding exposure to a specific country, sector or currency may lead to confusion, as the information may become stale or outdated after a short period of time. The Registrant will consider including material country, sector or currency exposures in future filings, as appropriate.

3.	Comment: In the “Performance” section, we note the statement that the performance information presented in the table reflects the Fund’s former strategy, and that the Fund changed its benchmark index in connection with the revised strategy. Please describe the material changes in investments, strategies and risks and explain (i) how the revised disclosure reflects those changes, and (ii) why the new benchmark is considered a more appropriate benchmark index.

Response: Prior to the Fund’s planned repositioning, the Fund invested in companies with public stock market capitalizations larger than $500 million in the developed markets of Western Europe, Japan, Australia, Canada and New Zealand, as well as in emerging countries, using a strong valuation discipline to purchase well-positioned, cash-generating businesses. After the Fund’s repositioning, the Fund will seek broad representation of large-cap and mid-cap issuers across major countries and sectors of the international economy, with some exposure to small-cap issuers, using a quantitative style of management, in combination with a qualitative overlay, that emphasizes fundamentally-based stock selection, careful portfolio construction and efficient implementation.

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In the “Principal Strategy” section, the Fund’s disclosure was revised to reflect the Fund’s new investment strategy to seek a broad representation of large- and mid-cap issuers using a quantitative style of management. As a result of the changes to the investment strategy, the Fund added risk disclosure related to investing in mid- and small-capitalization securities as well as the risks related to using a quantitative style of management. Principal risks added to the “Principal Risks of the Fund” section include “Investment Style Risk”, “Management Risk” and “Mid-Cap and Small-Cap Risk.”

The Registrant notes that the Fund did not change its Index in connection with the repositioning. The Registrant added “Standard” to the Index’s name as part of the repositioning for consistency with the naming convention used in the registration statement for the Goldman Sachs International Equity Insights Fund of the Goldman Sachs Trust, but otherwise, the Index in the Prospectus is the exact same index as that used prior to the Fund’s repositioning. Consequently, the Registrant has deleted the following sentences from the “Performance” section of the Prospectus: “In addition, as of April 23, 2018, the Fund’s benchmark was changed from the MSCI EAFE Index to the MSCI EAFE Standard Index. The Investment Adviser believes that the MSCI EAFE Standard Index is a more appropriate index against which to measure performance in light of the changes to the Fund’s investment strategy.” Furthermore, the Fund has removed the second reference to the Index in the “Average Annual Total Return” table.

4.	Comment: In the “Principal Investment Strategies–Step 1: Stock Selection” section, please revise the disclosure describing the investment themes of Momentum, Valuation and Profitability to describe each theme in plain English, and explain how the themes become incorporated into the Investment Adviser’s forecast of expected returns.

Response: The Registrant has revised the “Principal Investment Strategies–Step 1: Stock Selection” section as follows: “The Investment Adviser then attempts to forecast expected returns on approximately 10,000 stocks on a daily basis using proprietary models developed by the Quantitative Investment Strategies (“QIS”) team. These models are based on certain investment themes, including, among others, Fundamental Mispricings, High Quality Business Models, Sentiment Analysis and Market Themes & Trends. Fundamental Mispricings seeks to identify high quality businesses trading at a fair price, which the Investment Adviser believes leads to strong performance over the long-run. High Quality Business Models seeks to identify companies that are generating high-quality revenues with sustainable business models and aligned management incentives. Sentiment Analysis seeks to identify stocks experiencing improvements in their overall market sentiment. Market Themes and Trends seeks to identify companies positively positioned to benefit from themes and trends in the market and macroeconomic environment.” These revised investment themes are consistent with the recently filed registration statement for the Domestic and International Equity Insights Funds for the Goldman Sachs Trust.

April 4, 2018 Page 4

The Registrant notes that the Fund incorporates the investment themes into the Investment Adviser’s forecast of expected returns using the quantitative models to identify stocks with positive or negative characteristics, and then overweighting or underweighting those stocks relative to the Index. The Fund then uses a computer optimizer to consider many possible weightings relative to the Index to construct the most efficient portfolio relative to the benchmark.

5.	Comment: In the “Principal Investment Strategies–Step 2: Portfolio Construction” section, we note the statement that the Investment Adviser “seeks to manage risk by maintaining characteristics such as size to be similar to those of the applicable benchmark and by limiting the size of individual stock positions.” This disclosure suggests that the Fund manages risk by mimicking the Index. Please revise the risk disclosure in the “Principal Risks of the Fund” and/or “Risks of the Fund” sections to address the stock selection and portfolio construction process in greater detail, including the degree to which the benchmark index constrains the Fund, if material. The revised disclosure should inform investors of the material differences between the Fund and benchmark index with a focus on how the Fund selects stocks and constructs the portfolio.

In addition, while the strategy of “managing risk by maintaining characteristics such as size to be similar to those of the benchmark index” may limit the risk that the Fund underperforms the benchmark index, it is not clear how this strategy manages risk more generally. Please revise the disclosure or supplementally explain why the existing disclosure is sufficient.

Response: The Registrant has reviewed the Fund’s risk disclosures and believes that the current risk disclosures are appropriate. While benchmark composition is an input to the construction of the Fund’s portfolio, as described in Response 1 above, the Fund does not mimic the Index as it attempts to maximize returns through stock selection. As described in further detail under “Management Risk” in the “Principal Risks of the Fund” and in the “Risks of the Fund” sections of the Prospectus, the Registrant notes the Investment Adviser attempts to execute a complex strategy for the Fund using proprietary quantitative models and the Fund’s strategy may fail to produce the intended results. If material changes in the risks, style, exposures, or composition between the Fund and the Index occur in the future, the Registrant will update its risk disclosure appropriately.

6.	Comment: We note that in the “Risks of the Fund” section, the Fund includes risk disclosure concerning equity swaps, while the Fund’s recent annual report suggests that the Fund did not use derivatives previously. If the Fund intends to employ derivatives to a principal extent going forward, please ensure the applicable risk disclosures describe the types of derivatives to be used, how the derivatives will be used, and the extent to which derivatives will be used (i.e., notional exposure levels).

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Response: The Fund does not intend to employ derivatives to a principal extent going forward. The Fund currently intends only to utilize financial futures contracts to equitize the Fund’s cash holdings. While this strategy will be employed on a regular basis, it is not anticipated that this use of derivatives will have a material impact on the Fund. Consequently, the Registrant respectfully submits that the Fund’s current derivatives-related risk disclosure is appropriate.

If material changes in the types of derivatives the Fund employs arise in the future, the Registrant will update its derivatives-related disclosure appropriately in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 617.728.7103 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy J. Clemens
Jeremy J. Clemens

cc:	Joseph McClain, Goldman Sachs & Co. LLC

Stephen H. Bier, Dechert LLP